Exhibit 12.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES
Statement of Computation of Ratios of
Earnings to Fixed Charges and Preferred Dividends

(In thousands, except ratios)

	Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Earnings from continuing operations before income taxes	$7,774	$937	$22,590	$18,571	$31,445
Fixed charges	38,990	32,008	35,469	41,186	36,236
Cash distributions from equity method investments	—	802	810	949	675
Total earnings	$46,764	$33,747	$58,869	$60,706	$68,356

Fixed charges:
Interest expense	$38,719	$31,749	$35,201	$40,945	$36,013
Estimated interest expense within rental expense (1)	271	259	268	241	223
Total fixed charges	$38,990	$32,008	$35,469	$41,186	$36,236
Preferred stock dividend (2)	—	4,374	5,136	5,111	4,527
Total fixed charges and preferred stock dividends	$38,990	$36,382	$40,605	$46,297	$40,763

Ratio of earnings to fixed charges	1.20	1.05	1.66	1.47	1.89

Ratio of earnings to fixed charges and preferred stock dividends	1.20	0.93	1.45	1.31	1.68

(1)            Represents an estimate of the interest within rental expense. There is no expressed interest expense within rental expense. Rather, the imputed interest expense within rental expense is calculated by multiplying by 30% the office rent expense for each of the years ended, as indicated above.

(2)            Represents pre-tax earnings required to pay preferred stock dividends.